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                                                               Exhibit 99(a)(11)

KAGT ACQUISITION CORP. EXTENDS APPLIED GRAPHICS TENDER OFFER

      MT. KISCO, N.Y., July 31 /PRNewswire/ -- KAGT Acquisition Corp., an affiliate of funds managed by Kohlberg & Co., LLC, announced today that it has extended the expiration of its cash tender offer for all outstanding shares of common stock of Applied Graphics Technologies, Inc. (Amex: AGD) at $0.85 per share, net to the seller in cash, from midnight EDT on July 30, 2003 to 5 p.m. EDT on August 1, 2003. The extension will enable KAGT Acquisition to consummate its financing arrangements in an orderly fashion and may enable KAGT Acquisition to obtain 90% of Applied Graphics' common stock in the tender offer and to effect a short-form merger following consummation of the tender offer.

      Based on information provided by the Depositary, a total of approximately 6,045,185 shares of Applied Graphics (or approximately 60% of all outstanding fully diluted (including in the money options) shares of Applied Graphics) were validly tendered and not withdrawn pursuant to KAGT Acquisition's cash offer for all outstanding shares of Applied Graphics, as of midnight EDT on July 30, 2003. Such share amount includes approximately 16,860 shares subject to guarantee of delivery. More than 50% of the fully diluted shares of Applied Graphics have been validly tendered. Had the tender offer expired at this time, the minimum condition to accept shares for payment under the merger agreement between KAGT Acquisition, KAGT Holdings, Inc. and Applied Graphics would have been met. KAGT Acquisition expects to complete the tender offer upon expiration of the tender offer.

      Applied Graphics provides digital media asset management services across all forms of media, including print, broadcast, and the Internet and is a leading application service provider for the on-line management of brands. Applied Graphics offers a variety of digital imaging and related services to major corporations, which include magazine and newspaper publishers, advertisers and their agencies, entertainment companies, catalogers, retailers, and consumer goods and packaging companies. From locations across the United States, the United Kingdom, and Australia, Applied Graphics supplies a complete range of services that are tailored to provide solutions for specific customer needs, with a focus on improving and standardizing the management and delivery of visual communications for clients on a local, national, and international basis. Additionally, Applied Graphics provides a wide range of advertising and marketing-related creative services for customers, primarily in retailing.

      Founded in 1987, Kohlberg & Co., LLC is a leading U.S. private equity firm with offices in New York and California. The firm has completed more than 30 buyout investments and over 60 add-on acquisitions, representing value in excess of $4 billion. Kohlberg & Co. and its affiliates currently manage more than $2.5 billion in investment capital.

      Certain statements in this press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Such statements are inherently subject to known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements of Applied Graphics to be materially different from those expected or anticipated in the forward-looking statements. Such factors, some of which are described in the Applied Graphics' SEC filings, including its Quarterly
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Reports on Forms 10-Q and its Annual Report on Form 10-K, are difficult to predict. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this release. Neither Applied Graphics nor KAGT Acquisition undertakes any obligation to update any forward-looking statement to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

      KAGT Acquisition, along with affiliated bidders, commenced the Tender Offer for shares of Applied Graphics common stock and filed with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents on June 20, 2003 (and has filed amendments thereto since), and Applied Graphics has filed a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the Schedule TO and related exhibits as well as any amendments thereto, as they contain important information about the Tender Offer. Shareholders can obtain these documents free of charge from the U.S. Securities and Exchange Commission's website at www.sec.gov or from either Purchaser by directing a request to Kohlberg & Co., LLC, 111 Radio Circle, Mount Kisco, New York 10549, or from Applied Graphics, by directing a request to Applied Graphics Technologies, Inc., 450 West 33rd Street, New York, New York 10001, Attention:
Corporate Secretary.

  For more information contact:
  Christopher Lacovara
  President, KAGT Acquisition Corp.
  (914) 241-7430